FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of January 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicateby check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On January 22, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced its record fourth quarter and year-end 2003 financial results. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: January 27, 2004

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Evan Smith CFA
Zintel Public Relations	KCSA Worldwide
matthew@zintelpr.com	esmith@kcsa.com
909.941.1951	212.896.1251

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Record 2003 Fourth Quarter / Full-
Year Results and Provides 2004 Q1 Guidance

Company achieves 13% revenue growth over Q4 2002 and $2.73 million in 2003 net income

NEW YORK and TEL AVIV, ISRAEL, January 22, 2004 - Aladdin Knowledge Systems (Nasdaq: ALDN) today announced financial results for the fourth quarter and year ended December 31, 2003. Revenues for the fourth quarter were $15.09 million, a 13% increase over revenues of $13.40 million for the fourth quarter of 2002. The fourth quarter resulted in a net income of $1.18 million, or $0.10 per basic and diluted share, compared with a net loss of $(3.11) million, or $(0.28) per basic and diluted share for the fourth quarter of 2002.

For the year, revenues were $54.72 million, an increase of 11% compared with revenues of $49.52 million for 2002. Net income for the year was $2.73 million, or $0.24 per basic and $0.23 per diluted share, as compared with a net loss of $(0.59) per basic and diluted share for 2002.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, "The fourth quarter of 2003 ended the year with record-setting sales and increased profitability, resulting from worldwide growth across all product lines. Q4 2003 Software Digital Rights Management (DRM) sales were $11.63 million, an increase of 8% over Q4 2002. Enterprise Security Sales reached $3.45 million, an increase of 31% over Q4 2002."

"We are extremely pleased to continue an upward trend of profitability, revenue growth, and increased cash flow while also expanding operations deeper into the Asia Pacific region and enlarging our worldwide network of resellers and distributors. Positive growth trends in the Software DRM market and Internet security support our optimism for growth and profitability in 2004."

Q4 Financial Highlights

•	Operating Results: Aladdin posted its second consecutive quarter of sequential revenue growth and represents its fourth consecutive year of revenue growth.

•	Cash Flow: As of December 31, 2003, Aladdin had $19.5 million in cash and marketable securities. Cash flow from Operating activities in Q4 2003 was approximately $2.5 million and totaled $5.7 million for all of 2003.

•	Profitability: Q4 2003 was the fourth sequential quarter with increased profitability.

2003 Product Highlights

•	Software Security (DRM)

•	HASP® DocSeal released, a new digital document protection system that allows individuals to access confidential information or other intellectual property (IP).

•	Privilege™ 6.0 released, allowing software developers and retailers to distribute secure software via CD, Electronic Software Distribution (ESD) or peer-to-peer networks with highly flexible licensing/marketing options.

•	Approximately 2000 new software vendors chose HASP as their software protection system.

•	eSafe® Integrated Proactive Content Security Solution

•	PC Magazine named eSafe Appliance one of the "Best Products of 2002" in its January 2003 cover story.

•	eSafe experienced substantial increase in sales throughout all regions, more than doubling the number of customers with 2000 seats or more.

•	New advanced anti-spam service launched within eSafe to provide state-of-the-art protection featuring text classification, hash signature data and heuristic text analysis. Over 1 Million users are protected with the new Advanced anti-spam service.

•	More than 50 global banks and financial institutions are protected with eSafe today.

•	eToken™ User Authentication Solution

•	Aladdin eToken received "Best Encryption Solution" Award at SC Magazine's annual award ceremony in London.

•	The Token Management System (TMS) released, simplifying deployment and maintenance of multiple authentication devices while significantly streamlining the implementation process of multiple, non-integrated solutions.

•	The eToken PRO USB authentication device earned FIPS (Federal Information Processing Standards) 140-1 Level 2 and 3 physical protection certification from the National Institute of Standards and Technology (NIST).

Future Business Outlook
As of Q1 2004, Aladdin management will provide a business outlook on a quarterly basis. Aladdin undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin management believes sales for Q1 2004 will be in the area of $14.4 million to $14.9 million and Earnings Per Share are expected to be in the range of $0.08 to $0.10. For comparison, the Company reported $13.1 million in revenue and $0.03 per share in Q1, 2003.

Earnings Teleconference
The Company will hold a teleconference today, January 22nd, at 9:00 a.m. EST to discuss the quarterly and year end results. To participate in the call, please dial (800) 683-1565, in the U.S., or (973) 409-9257 internationally, approximately five minutes prior to the scheduled call start time. A replay of the call can also be accessed via telephone from 11:00 a.m. EST on January 22nd through 11:59 p.m. on January 29th by calling (877) 519-4471 in the United States, or (973) 341-3080 internationally, and entering the following access code: 4438520.

About Aladdin Knowledge Systems
Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985, serving more than 30,000 customers worldwide. Aladdin products include: the USB-based eToken™ device for user authentication and e-commerce security; the eSafe® line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP® and Hardlock®, hardware-based software security systems that protect the revenues of developers; and Privilege™ , a software licensing and distribution platform. Visit the Aladdin Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

Aladdin Knowledge Systems Ltd.
Consolidated Statement of Income
(U.S. dollars, in thousands - except for per-share amount)

	Three months period ended December 31		Twelve months period ended December 31
	2003	2002	2003	2002

Sales:

Software Security (DRM)	11,636	10,764	43,521	40,093

Enterprise Security	3,458	2,637	11,204	9,427

Total Sales	15,094	13,401	54,725	49,520

Cost of sales	2,574	2,837	9,799	10,238

Gross profit	12,520	10,564	44,926	39,282

Research & development	3,263	3,243	12,759	13,833

Selling & marketing	5,775	5,380	22,012	21,990

General & administrative	2,360	1,299	7,745	5,659

Total operating expenses	11,398	9,922	42,516	41,482

Operating income (loss)	1,122	642	2,410	(2,200)

Financial income, net	163	177	480	491

Other expenses	(13)	(964)	(5)	(932)

Income (loss) before taxes	1,272	(145)	2,885	(2,641)

Taxes on income	83	2,521	49	2,738
Income (loss) before equity in loss of
an affiliate	1,189	(2,666)	2,836	(5,379)
Equity in loss of an affiliate, net of
taxes	-	447	100	1,257

Net income (loss)	1,189	(3,113)	2,736	(6,636)

Basic earnings (loss) per share	0.10	(0.28)	0.24	(0.59)

Diluted earnings (loss) per share	0.10	(0.28)	0.23	(0.59)
Weighted average number of shares
outstanding for Basic EPS	11,365	11,253	11,287	11,253
Weighted average number of shares
outstanding for Diluted EPS	12,454	11,253	11,950	11,253

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	December 31
	2003	2002

Assets
Current assets:

Cash & cash equivalents	18,287	14,235

Marketable securities	1,229	860
Trade receivables, net of allowance for
doubtful accounts	9,766	8,094

Other accounts receivable	2,892	2,646

Inventories	5,795	6,269

Total current assets	37,969	32,104

Severance pay fund	2,322	1,957

Fixed assets, net	2,447	3,478

Other long-term assets, net	12,730	11,000

Total assets	55,468	48,539

Liabilities and shareholders' equity
Current liabilities:

Trade payables	2,306	2,398

Deferred revenues	3,415	2,323

Other current liabilities	5,623	4,719

Total current liabilities	11,344	9,440

Accrued severance pay	3,168	2,772

Shareholders' Equity	40,956	36,327

Total liabilities and shareholders' equity	55,468	48,539

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